July 3, 2025

Chris Kim
Chief Executive Officer
Liminatus Pharma, Inc.
6 Centerpointe Drive #625
La Palma, CA 90623

       Re: Liminatus Pharma, Inc.
           Registration Statement on Form S-1
           Filed June 24, 2025
           File No. 333-288289
Dear Chris Kim:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you are registering 1,750,000 shares of common stock issuable to Cantor in settlement of $7.0 million of deferred underwriter fees. Please revise, wherever appropriate, to explain how the number of shares issuable to Cantor was calculated. In this regard, we note that the amendment to your Form S-4 filed on August 9, 2024 indicated that 700,000 shares would be issuable to Cantor in settlement of these deferred underwriting fees, subject to adjustment based on the five day volume-
       weighted average price prior to the filing of a resale registration statement covering such shares, and it appears that your shares traded above $10.00 per share during that period.
2. Please revise to include pro forma condensed combined financial information showing the impact of the consummation of the Business Combination and the other events
 July 3, 2025
Page 2

       contemplated by the Business Combination Agreement for the period ended March
       31, 2025 as you have in the amended Form 8-K filed June 2, 2025 or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Giovanni Caruso, Esq.